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Follow-Up Materials

07024721

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED
JUN 27 2007 E
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00001 FISCAL YEAR: ________

(03/94)

Annex B

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

March 31, 2007

(Unaudited)

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2007
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2007, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
CAD	700,000,000	4.40	In the case of CAD500,000,000: 97.621%, plus accrued interest of CAD180,821.92 In the case of CAD200,000,000: 97.782%,plus accrued interest of CAD72,328.77	29-Jan-07	26-Jan-2026
BRL	75,000,000	10.75	100.10	7-Feb-07	7-Feb-2011
INR	1,000,000,000	7.25	100.375	8-Feb-07	8-Feb-2010
AUD	200,000,000	6.00	99.137	26-Feb-07	26-Feb-2021
USD	500,000,000	4.75	99.954	27-Mar-07	29-Jun-2010
COP	65,000,000,000	Index Linked	100.00	29-Mar-07	15-Apr-2017

TABLE OF CONTENTS

MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2007

INTRODUCTION

The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 9, 2007, which includes the Ordinary Capital Financial Statements for the year ended December 31, 2006. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements of the Bank's Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP, for example the fair value of financial instruments and the determination of the loan loss allowance, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Management believes that the reported income volatility of applying SFAS 133[1] is not representative of the underlying economics of the transactions as the Bank generally holds its derivatives and related bonds and loans to maturity. Accordingly, Income before SFAS 133 and currency transaction adjustments[2] is defined herein as "Operating Income", which is more representative of the results of the Bank's operations. The effects of SFAS 133 and currency transaction adjustments are reported separately in the Condensed Statement of Income and Retained Earnings and are excluded from the determination of ratios and other financial parameters.

FINANCIAL OVERVIEW

During the first three months of 2007, the Bank approved 11 loans totaling $2.0 billion as compared to nine loans that totaled $752 million during the same period in 2006. The Bank issued bonds for a total face amount of $1.6 billion equivalent (2006 - $2.2 billion) that generated proceeds of $1.4 billion equivalent (2006 - $2.2 billion) and had an average life of 12.3 years (2006 – 6.6 years).

Operating Income during the first three months of 2007 was $159 million, $61 million lower than last year. The decrease was mainly due to an increase in the provision for loans and guarantee losses ($41 million), and an increase in non-interest expense ($9 million). Also, during the three-month period ended March 31, 2007, there was a positive net currency translation adjustment of $43 million on the Bank's net assets, mostly due to an appreciation of the euro and the Japanese yen against the United States dollar compared to a positive net currency translation adjustment of $37 million for the same period in 2006.

The Effects of SFAS 133 and currency transaction adjustments for the first three months of 2007 amounted to a decrease in income of $76 million compared to a decrease in income of $311 million in the same period last year. The change was mainly due to more steady long-term interest rates during 2007 compared to 2006. During the first three months of 2007, the decrease in fair value of borrowing and lending swaps due to interest rates amounted to a decrease in income of $77 million (2006 – decrease of $343 million).

Borrowing swaps are financially equivalent to fixed-rate assets and, therefore, have shown a decrease in value as a result of the increase in long-term interest rates during the last two years. Although such decrease in value is substantially offset by a corresponding decrease in value of the associated fixed-rate borrowings, the latter is not recognized in the financial statements, in compliance with the Bank's application of SFAS 133 without hedge accounting.

Box 1 presents comparative selected financial data for the Bank's Ordinary Capital.

---

[1] SFAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2006
Lending Summary			
Loans approved	$ 2,003	$ 752	$ 5,381
Undisbursed portion of approved loans	17,402	16,962	16,080
Gross disbursements	617	728	6,088
Net disbursements	(1,231)	(1,046)	(2,527)
Income Statement Data			
Operating income	$ 159	$ 220	$ 627
Effects of SFAS 133 and currency transaction adjustments	(76)	(311)	(384)
Net income (loss)	83	(91)	243
Returns and Costs, after swaps			
Return on average loans outstanding	5.40%	5.34%	5.22%
Return on average liquid investments	5.00%	4.04%	4.39%
Average cost of borrowings outstanding during the period	4.98%	4.58%	4.78%
	March 31, 2007	**March 31, 2006**	**December 31, 2006**
Balance Sheet Data			
Cash and investments-net [1], after swaps	$ 16,405	$ 14,209	$ 16,051
Loans outstanding	44,758	47,151	45,932
Borrowings outstanding [2], after swaps	42,634	43,706	43,550
Total equity	19,935	18,675	19,808
Total-Equity-to-Loans Ratio (TELR)	42.3%	38.6%	40.8%

(1) Net of Receivable/Payable for investment securities sold/purchased.

(2) Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total-Equity-to-Loans Ratio or TELR.[3] According to the Bank's capital adequacy policy, as long as Operating Income is positive and the TELR is within a range between 32% and 38% and increasing over the medium term, the Bank will apply standard loan charges equal to a lending spread of 0.30%, a credit commission of 0.25%, and no supervision and inspection fee. For the second semester of 2006, the Board of Executive Directors approved loan charges of 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee, lower than the standard loan charges, as a result in part of the TELR surpassing the upper bound. The level of loan charges for the first semester of 2007 is currently under consideration by the Bank.

Loan income for the first quarter of 2007 has been calculated using the loan charges approved for the second semester of 2006, pending a final decision on the loan charges for the first semester of 2007.[4]

The income from loan charges, combined with the income generated from the portion of loans funded with equity, is expected to be sufficient to cover the Bank's expenses and allow it to continue building its retained earnings.

[3] The TELR is the ratio of the sum of "Equity" (defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local cash balances, net receivable from members, Postretirement benefit assets and the cumulative impact of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

[4] As a reference, the impact of approving standard loan charges for the first semester would be to increase loan income for the first quarter by approximately $20 million, which would be recorded in the second quarter.

The Board of Executive Directors is currently considering options for the use of equity exceeding 38%.

Table 1 presents the TELR calculated excluding the effects of SFAS 133 and currency transaction adjustments. During the first quarter, the TELR increased from 40.8% at the end of last year to 42.3%. The increase was mainly due to the combination of an increase in equity resulting from operating income and a reduction of $1.1 billion in loan balances.

Table 1: TOTAL-EQUITY-TO-LOANS RATIO (TELR)
(Amounts expressed in millions of United States dollars)

	Three months ended March 31,		December 31
	2007	2006	2006
Equity used in TELR	$ 19,070	$ 18,272	$ 18,831
Loans outstanding and net guarantee exposure	$ 45,080	$ 47,351	$ 46,199
TELR	**42.3%**	**38.6%**	**40.8%**

CONDENSED BALANCE SHEETS

Loan Portfolio: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and with a number of limitations, up to 10% of outstanding loans and guarantees, not including emergency lending, may be made without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed operations).

The loan portfolio is the Bank's principal earning asset of which, at March 31, 2007, over 97% was sovereign-guaranteed. At March 31, 2007, the total volume of outstanding loans was $44.8 billion, $1.1 billion lower than the $45.9 billion at December 31, 2006. The decrease in the loan portfolio was mostly due to a higher level of loan collections ($1.8 billion, including prepayments of $0.5 billion) than disbursements ($0.6 billion), partially offset by a positive currency translation adjustment of $0.1 billion.

Investment Portfolio: The Bank's investment portfolio is comprised of highly-rated debt securities and deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $415 million during the first quarter of 2007, which was mainly attributable to loan prepayments of $482 million and a positive currency translation adjustment of $80 million.

Borrowings Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, decreased $916 million compared with December 31, 2006, primarily due to a larger amount of bond maturities than new issues ($1,100 million), partially offset by positive currency translation adjustments of $90 million and a decrease in the value of borrowing swaps.

Equity: Total equity at March 31, 2007 was $19.9 billion, compared with $19.8 billion at December 31, 2006, reflecting the net income for the period ($83 million), and positive currency translation adjustments of $43 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the three months ended March 31, 2007, Operating Income was $61 million lower than the same period last year due to a slight reduction in net interest income and other loan income, a higher provision for loan and guarantee losses, and an increase in net non-interest expense.

Net interest income, comprised of income on loans and investments less borrowing expenses, and other loan income decreased $11 million in the first three months of 2007 compared with the same period in 2006, primarily due to a decrease in outstanding emergency loans, which generate an interest rate margin of 4% ($9 million). The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for the three months ended March 31, 2007 and 2006 and the year ended December 31, 2006 are shown in **Table 3**.

During the first quarter, the Bank had provision for loan and guarantee losses of $3 million compared with a credit for loan and guarantee losses of $38 million during the first three months of 2006,

mainly due to the partial collection of an impaired loan and some additional improvements in the non-sovereign-guaranteed loans portfolio risk in 2006.

Net non-interest expense increased $9 million during the period mainly due to regular salaries and benefits increases ($4 million) and a decrease in the share of administrative expenses charged to the Fund for Special Operations ($4 million).

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2007	2006
Loan interest income	$ 598	$ 616
Investment income	187	132
	785	748
Less:		
Borrowing expenses	531	489
Net interest income	254	259
Other loan income	6	12
Other expenses:		
Provision (credit) for loan and guarantee losses	3	(38)
Net non-interest expense	98	89
Total	101	51
Operating Income	$ 159	$ 220

Table 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2007		Three months ended March 31, 2006		Year ended December 31, 2006	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 45,333	5.35	$ 47,680	5.24	$ 47,207	5.16
Liquid investments	16,140	5.00	13,460	4.04	14,226	4.39
Total earning assets	61,473	5.35	61,140	4.98	61,433	4.98
Borrowings	42,997	4.98	43,285	4.58	43,314	4.78
Interest rate spread		0.37		0.40		0.20
Net interest margin [2]		1.68		1.72		1.60

(1) Excludes loan fees.

(2) Represents net interest income as a percent of average earning assets.

COMMITMENTS

Guarantees: The Bank makes partial guarantees either with a sovereign counter-guarantee for public sector operations or without a sovereign counter-guarantee for operations to private sector or sub-national entities. During the three months ended March 31, 2007, the Bank approved one guarantee without sovereign counter-guarantee in the amount of $100 million (no guarantees were approved during the three months ended March 31, 2006). In addition, the Bank authorized seven guarantee credit lines in the aggregate amount of $150 million and increased by $9 million an already existing credit line under its non-sovereign-guaranteed Trade Finance Facilitation Program. There were no guarantees approved with a sovereign counter-guarantee (one for $60 million in the three months ended March 31, 2006).

Contractual Obligations: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At March 31, 2007, undisbursed loans amounted to $17,402 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 5.4 years with contractual maturity dates through 2027.[5]

OTHER DEVELOPMENTS DURING THE QUARTER

The realignment of the Bank's basic organization is in its first phase of implementation (i.e., the Startup of the New Organizational Structure).

Mr. Daniel M. Zelikow and Mr. Carlos Hurtado Lopez were appointed Executive Vice President and Vice President for Finance and Administration, effective March 5, 2007 and March 15, 2007, respectively.

On March 16, the Board of Governors approved 100% debt relief for Bolivia, Guyana, Honduras and Nicaragua on loan balances outstanding as of December 31, 2004, from the FSO. Haiti would qualify once it reaches completion point for the Enhanced HIPC Initiative. Under this agreement, the FSO is forgiving approximately $3.4 billion in principal payments and $1.0 billion of future interest payments. This initiative is not expected to have a significant effect on the Ordinary Capital financial statements. For further information refer to the FSO section on the 2006 Information Statement.

5 The maturity structure of medium- and long-term borrowings outstanding at the end of 2006 is presented in Appendix I-5 to the December 31, 2006 financial statements.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	March 31, 2007 (Unaudited)		December 31, 2006	
ASSETS				
Cash and investments				
Cash	$ 215		$ 276	
Investments				
Trading	13,014		12,278	
Held-to-maturity	4,083	$ 17,312	3,543	$ 16,097
Loans outstanding	44,758		45,932	
Allowance for loan losses	(87)	44,671	(90)	45,842
Receivable from members		415		418
Receivable from currency and interest rate swaps		1,998		1,887
Postretirement benefit assets		859		863
Receivable for investment securites sold		101		60
Other assets		1,346		1,308
Total assets		$ 66,702		$ 66,475
LIABILITIES AND EQUITY				
Liabilities				
Borrowings		$ 43,832		$ 44,688
Payable for currency and interest rate swaps		804		752
Payable for investment securities purchased		1,007		47
Amounts payable to maintain value of currency holdings		340		315
Other liabilities		784		865
Total liabilities		46,767		46,667
Equity				
Capital stock				
Subscribed 8,368,563 shares	$100,953		$ 100,953	
Less callable portion	(96,613)		(96,613)	
Paid-in capital stock	4,340		4,340	
Retained earnings	14,525		14,442	
Accumulated other comprehensive income	1,070	19,935	1,026	19,808
Total liabilities and equity		$ 66,702		$ 66,475

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

Expressed in millions of United States dollars

	Three months ended March 31, 2007	2006
	(Unaudited)	
Income		
Loans	$ 604	$ 628
Investments	187	132
Other	5	2
Total income	796	762
Expenses		
Borrowing expenses, after swaps	531	489
Provision (credit) for loan and guarantee losses	3	(38)
Administrative expenses	98	85
Special programs	5	6
Total expenses	637	542
Income before SFAS 133 and currency transaction adjustments	159	220
Effects of SFAS 133 and currency transaction adjustments	(76)	(311)
Net income (loss)	83	(91)
Retained earnings, beginning of year	14,442	14,199
Retained earnings, end of period	$ 14,525	$ 14,108

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Three months ended March 31, 2007	2006
	(Unaudited)	
Net income (loss)	$ 83	$ (91)
Other comprehensive income		
Translation adjustments	43	37
Reclassification to income - cash flow hedges	1	2
Total other comprehensive income	44	39
Comprehensive income (loss)	$ 127	$ (52)

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS

(Expressed in millions of United States dollars)

	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (617)	$ (728)
Loan collections (net of participations)	1,848	1,774
Net cash provided by lending activities	1,231	1,046
Gross purchases of held-to-maturity investments	(905)	(640)
Gross proceeds from maturities of held-to-maturity investments	463	508
Miscellaneous assets and liabilities	(39)	(35)
Net cash provided by lending and investing activities	750	879
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	1,337	2,155
Repayments	(2,298)	(3,345)
Short-term borrowings, net	(139)	416
Collections of receivable from members	4	3
Net cash used in financing activities	(1,096)	(771)
Cash flows from operating activities		
Gross purchases of trading investments	(3,125)	(4,787)
Gross proceeds from sale or maturity of trading investments	3,225	4,538
Loan income collections	654	689
Interest and other costs of borrowings, after swaps	(582)	(591)
Income from investments	201	140
Other income	5	2
Administrative expenses	(96)	(88)
Special programs	(1)	(1)
Net cash provided by (used in) operating activities	281	(98)
Effect of exchange rate fluctuations on cash	4	1
Net (decrease) increase in cash	(61)	11
Cash, beginning of year	276	223
Cash, end of period	$ 215	$ 234

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED NOTES TO FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. The condensed quarterly financial statements should be read in conjunction with the December 31, 2006 financial statements and notes therein. Except for the possible adjustment described in Note C, Loans and Guarantees - Loan Charges, management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first quarter are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements; this pronouncement is effective for the Bank beginning in 2008. Management believes that the provisions of this standard will not have a material impact on the Bank's financial position and results of operations.

In addition, in February 2007, the FASB issued SFAS 159 "The Fair Value Option for Financial Assets and Liabilities". The objective of SFAS 159 is to mitigate volatility in reported earnings by measuring related assets and liabilities at fair value without having to apply complex hedge accounting provisions. The Bank is currently assessing the impact of this standard on its financial statements, which is effective for the Bank on January 1, 2008.

NOTE C – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans comprising approximately 92% of the loan portfolio. The loan charges are subject to semiannual approval by the Board of Executive Directors.

For the second semester of 2006, the Board of Executive Directors approved loan charges of 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee, lower than the standard loan charges. The level of loan charges for the first semester of 2007 is currently under consideration by the Bank. Loan income for the first quarter of 2007 has been calculated using the reduced loan charges approved for the second semester of 2006, pending a final decision on the loan charges for the first semester of 2007. If the Bank decides to charge standard loan charges for the first semester, loan income for the first quarter would increase by approximately $20 million, which would be recorded in the second quarter.

Nonaccrual and impaired loans and allowance for loan losses: At March 31, 2007 and December 31, 2006, all loans were performing except for certain private sector loans, which were classified as impaired and were in non-accrual status.

The following table provides financial information related to impaired loans as of March 31, 2007 and December 31, 2006 (in millions):

	2007 (Unaudited)	2006
Recorded investment at end of period	$ 67	$ 66
Allowance for loan losses	21	19
Average recorded investment during period	52	117

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months ended March 31, 2007 and 2006 is as follows (in millions):

	Three months ended March 31, 2007	2006
	(Unaudited)	
Loan income recognized	$ 2	$ 7
Loan income that would have been recognized on an accrual basis during the period	1	5

The changes in the allowance for loan and guarantee losses for the three months ended March 31, 2007 and the year ended December 31, 2006 were as follows (in millions):

	2007 (Unaudited)	2006
Balance, beginning of year	$ 104	$ 188
Provision (credit) for loan and guarantee losses	3	(48)
Non-sovereign-guaranteed loans:		
Write-offs	(5)	(42)
Recoveries	-	6
Balance, end of period	$ 102	$ 104
Composed of:		
Allowance for loan losses	$ 87	$ 90
Allowance for guarantee losses[1]	15	14
Total	$ 102	$ 104

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of March 31, 2007, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $589 million ($512 million as of December 31, 2006), and a guarantee with sovereign counter-guarantee of $60 million ($60 million as of December 31, 2006).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program, the Bank provides partial credit guarantees on short-term trade related transactions. As of March 31, 2007, 27 guarantee credit lines totaling $582 million had been authorized under this Program ($423 million as of December 31, 2006).

As of March 31, 2007, guarantees of $438 million ($379 million as of December 31, 2006) were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $60 million ($61 million as of December 31, 2006) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 3 to 18 years, except for trade related guarantees that have maturities of up to three years. As of March 31, 2007, no guarantees provided by the Bank had ever been called.

NOTE D – EFFECTS OF SFAS 133 AND CURRENCY TRANSACTION ADJUSTMENTS

Effects of SFAS 133 and currency transaction adjustments on the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2007 and 2006 comprise the following (in millions):

	Three months ended March 31, 2007	2006
	(Unaudited)	
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ 126	$ (354)
Interest rates	(77)	(343)
Total change in fair value of derivatives	49	(697)
Currency transaction (losses) gains on borrowings	(139)	365
Change in fair value of hybrid borrowings	-	5
Amortization of borrowing and loan fair value adjustments	15	18
Reclassification to income - cash flow hedges	(1)	(2)
Total	$ (76)	$ (311)

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2007, positive exchange rate changes affecting the value of borrowing swaps amounting to $126 million (2006 – negative $354 million) offset currency transaction losses on borrowings of $139 million (2006 – gains of $365 million).

NOTE E – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first three months of 2007 amounted to $13 million (2006 – $13 million). As of March 31, 2007, the estimate of contributions expected to be paid to the Plans during 2007 changed from that disclosed in the December 31, 2006 financial statements from $37 million to $34 million. Estimated contributions expected to be paid to the PRBP remained unchanged at $16 million. Contributions for 2006 amounted to $35 million and $16 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation method approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Statement of Income and Retained Earnings. The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2007 and 2006 (in millions):

	Pension Benefits	
	2007	2006
	(Unaudited)	
Service cost	$ 14	$ 14
Interest cost	33	28
Expected return on plan assets	(38)	(35)
Amortization of prior service cost	-	1
Net periodic benefit cost	$ 9	$ 8
Of which:		
ORC's share	$ 8	$ 6
FSO's share	$ 1	$ 2

	Postretirement Benefits	
	2007	2006
	(Unaudited)	
Service cost	$ 8	$ 8
Interest cost	14	11
Expected return on plan assets	(15)	(14)
Net periodic benefit cost	$ 7	$ 5
Of which:		
ORC's share	$ 6	$ 4
FSO's share	$ 1	$ 1

NOTE F – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the three months ended March 31, 2007 and 2006, loans made to or guaranteed by two countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Three months ended March 31,	
	2007	2006
	(Unaudited)	
Brazil	$ 144	$ 132
Argentina	118	120

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

NZD400,000,000 7.25 percent Notes due May 24, 2012,
being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: May 22, 2007

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the NZD400,000,000 7.25 percent Notes due May 24, 2012 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated May 22, 2007 (the "Terms Agreement") and the Pricing Supplement dated as of May 22, 2007 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	99.465%	0.20%	99.265%
Total:	NZD397,860,000	NZD800,000	NZD397,060,00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated March 27, 2007
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

BANCO INTERAMERICANO DE DESARROLLO
BANCO INTERAMERICANO DE DESENVOLVIMENTO
INTER-AMERICAN DEVELOPMENT BANK
BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

Exhibit A

March 27, 2007

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-17/07, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the FRBNY Fiscal Agency Agreement, and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Assistant General Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 156

NZD400,000,000 7.25 percent Notes due May 24, 2012

Issue Price: 99.465 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market

RBC Capital Markets

ABN AMRO
Australia and New Zealand Banking Group Limited
Deutsche Bank
KBC International Group
TD Securities
UBS Investment Bank

The date of this Pricing Supplement is as of May 22, 2007

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

In connection with this issue, Royal Bank of Canada Europe Limited (the "Stabilizing Manager") (or persons acting on behalf of the Stabilizing Manager) may over-allot Notes (provided that the aggregate principal amount of Notes allotted does not exceed 105 percent of the aggregate principal amount of the Notes) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	156
2.	Aggregate Principal Amount:	NZD400,000,000
3.	Issue Price:	NZD397,860,000, which is 99.465 percent of NZD400,000,000
4.	Issue Date:	May 24, 2007
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 8(c) of "Other Relevant Terms" below.
6.	Authorized Denomination(s) (Condition 1(b)):	NZD1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	New Zealand Dollars (NZD), being the lawful currency of New Zealand

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	New Zealand Dollars
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	New Zealand Dollars
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	May 24, 2012
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date (May 24, 2007)
13.	Fixed Interest Rate (Condition 5(I)):	
	(a) Interest Rate:	7.25 percent per annum
	(b) Fixed Rate Interest Payment Date(s):	Semi-annually in arrear on each May 24 and November 24 in each year and the Maturity Date, commencing on November 24, 2007. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.
	(c) Fixed Rate Day Count Fraction(s):	Actual/Actual (ICMA)
14.	Relevant Financial Center:	New York, London, Auckland and Wellington
15.	Relevant Business Days:	New York, London, Auckland and Wellington
16.	Issuer's Optional Redemption (Condition 6(e)):	No
17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

18. Governing Law:	New York
19. Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.
(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
(b) United Kingdom:	Each Manager agrees that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) New Zealand:

Each Manager agrees that no prospectus, investment statement or other disclosure document in respect of the Notes has been, nor will be, registered or prepared under, or for the purposes of, the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes may not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in all circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the New Zealand Securities Regulations 1983 and any other applicable laws.

(d) General:

No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear; Clearstream, Luxembourg; and DTC
3.	Syndicated:	Yes
4.	If Syndicated:	
	(a) Liability	Joint and Several
	(b) Lead Manager	Royal Bank of Canada Europe Limited
	(c) Stabilizing Manager	Royal Bank of Canada Europe Limited
5.	Commissions and Concessions:	0.20% of the Aggregate Principal Amount
6.	Codes:	
	(a) Common Code:	030102029 030102363
	(b) ISIN:	XS0301020292 US45818WAA45
	(c) CUSIP:	45818WAA4
7.	Identity of Managers::	Royal Bank of Canada Europe Limited ABN AMRO Bank N.V. Australia and New Zealand Banking Group Limited Deutsche Bank AG, London Branch KBC Bank NV The Toronto-Dominion Bank UBS Limited
8.	Provisions for Registered Notes:	

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	Yes; one.
(c) Other Registered Global Notes:	Yes; one. The Other Registered Global Note and the DTC Global Note are issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto. Interests in the Other Registered Global Note are exchangeable for interests in the DTC Global Note, and vice versa, in accordance with the Global Agency Agreement and the applicable rules and operating procedures of Euroclear, Clearstream, Luxembourg and DTC.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Consequences

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be "passive" or "financial services" income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: John R. Hauge
Title: Finance Manager

DC_LAN01:221278.5

Exhibit C

TERMS AGREEMENT NO. 156 UNDER
THE PROGRAM

May 22, 2007

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's NZD400,000,000 7.25 percent Notes due May 24, 2012 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. London time on May 24, 2007 (the "Settlement Date"), at an aggregate purchase price of NZD397,860,000 adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and

(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below agree to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 99.465 percent of the NZD400,000,000 aggregate principal amount (NZD397,860,000), less a combined management fee and underwriting commission of 0.20 percent of the aggregate principal amount (NZD800,000), giving a total net proceeds amount of NZD397,060,000.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (NZD$)
Royal Bank of Canada Europe Limited	370,000,000
ABN AMRO Bank N.V.	5,000,000
Australia and New Zealand Banking Group Limited	5,000,000
Deutsche Bank AG, London Branch	5,000,000
KBC Bank NV	5,000,000
The Toronto-Dominion Bank	5,000,000
UBS Limited	5,000,000

2. Payment for the Notes shall be made on the Settlement Date by Royal Bank of Canada Europe Limited on behalf of the Managers to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Royal Bank of Canada Europe Limited as Stabilizing Manager with respect to this issue of Notes.

4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Capital Markets Division
Telephone: 202-623-2441
Facsimile: 202-623-3388

FOR THE MANAGERS:

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
Attention: Bond Origination and Syndicate Desk
Telephone: +44 207 029 7031
Facsimile: +44 207 029 7927

7. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are

exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1993, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that (A) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (B) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that no prospectus, investment statement or other disclosure document in respect of the Notes has been, nor will be, registered or prepared under, or for the purposes of, the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes may not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in all circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the New Zealand Securities Regulations 1983 and any other applicable laws.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ROYAL BANK OF CANADA EUROPE LIMITED

on behalf of

Royal Bank of Canada Europe Limited
ABN AMRO Bank N.V.
Australia and New Zealand Banking Group Limited
Deutsche Bank AG, London Branch
KBC Bank NV
The Toronto-Dominion Bank
UBS Limited

(the "Managers")

By: ______________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: John R. Hauge
Title: Finance Manager

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

NZD400,000,000 7.25 percent Notes due May 24, 2012,
being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: May 22, 2007

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the NZD400,000,000 7.25 percent Notes due May 24, 2012 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated May 22, 2007 (the "Terms Agreement") and the Pricing Supplement dated as of May 22, 2007 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	99.465%	0.20%	99.265%
Total:	NZD397,860,000	NZD800,000	NZD397,060,00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated March 27, 2007
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

BANCO INTERAMERICANO DE DESARROLLO
BANCO INTERAMERICANO DE DESENVOLVIMENTO

INTER-AMERICAN DEVELOPMENT BANK
BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

Exhibit A

March 27, 2007

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-17/07, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the FRBNY Fiscal Agency Agreement, and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Assistant General Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 156

NZD400,000,000 7.25 percent Notes due May 24, 2012

Issue Price: 99.465 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market

RBC Capital Markets

ABN AMRO
Australia and New Zealand Banking Group Limited
Deutsche Bank
KBC International Group
TD Securities
UBS Investment Bank

The date of this Pricing Supplement is as of May 22, 2007

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

In connection with this issue, Royal Bank of Canada Europe Limited (the "Stabilizing Manager") (or persons acting on behalf of the Stabilizing Manager) may over-allot Notes (provided that the aggregate principal amount of Notes allotted does not exceed 105 percent of the aggregate principal amount of the Notes) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	156
2.	Aggregate Principal Amount:	NZD400,000,000
3.	Issue Price:	NZD397,860,000, which is 99.465 percent of NZD400,000,000
4.	Issue Date:	May 24, 2007
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 8(c) of "Other Relevant Terms" below.
6.	Authorized Denomination(s) (Condition 1(b)):	NZD1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	New Zealand Dollars (NZD), being the lawful currency of New Zealand

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	New Zealand Dollars
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	New Zealand Dollars
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	May 24, 2012
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date (May 24, 2007)
13.	Fixed Interest Rate (Condition 5(I)):	
	(a) Interest Rate:	7.25 percent per annum
	(b) Fixed Rate Interest Payment Date(s):	Semi-annually in arrear on each May 24 and November 24 in each year and the Maturity Date, commencing on November 24, 2007. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.
	(c) Fixed Rate Day Count Fraction(s):	Actual/Actual (ICMA)
14.	Relevant Financial Center:	New York, London, Auckland and Wellington
15.	Relevant Business Days:	New York, London, Auckland and Wellington
16.	Issuer's Optional Redemption (Condition 6(e)):	No
17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

18.	Governing Law:	New York
19.	Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	Each Manager agrees that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) New Zealand: Each Manager agrees that no prospectus, investment statement or other disclosure document in respect of the Notes has been, nor will be, registered or prepared under, or for the purposes of, the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes may not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in all circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the New Zealand Securities Regulations 1983 and any other applicable laws.

(d) General: No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear; Clearstream, Luxembourg; and DTC
3.	Syndicated:	Yes
4.	If Syndicated:	
	(a) Liability	Joint and Several
	(b) Lead Manager	Royal Bank of Canada Europe Limited
	(c) Stabilizing Manager	Royal Bank of Canada Europe Limited
5.	Commissions and Concessions:	0.20% of the Aggregate Principal Amount
6.	Codes:	
	(a) Common Code:	030102029 030102363
	(b) ISIN:	XS0301020292 US45818WAA45
	(c) CUSIP:	45818WAA4
7.	Identity of Managers::	Royal Bank of Canada Europe Limited ABN AMRO Bank N.V. Australia and New Zealand Banking Group Limited Deutsche Bank AG, London Branch KBC Bank NV The Toronto-Dominion Bank UBS Limited
8.	Provisions for Registered Notes:	

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	Yes; one.
(c) Other Registered Global Notes:	Yes; one. The Other Registered Global Note and the DTC Global Note are issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto. Interests in the Other Registered Global Note are exchangeable for interests in the DTC Global Note, and vice versa, in accordance with the Global Agency Agreement and the applicable rules and operating procedures of Euroclear, Clearstream, Luxembourg and DTC.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Consequences

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be "passive" or "financial services" income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________
Name: John R. Hauge
Title: Finance Manager

Exhibit C

TERMS AGREEMENT NO. 156 UNDER THE PROGRAM

May 22, 2007

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's NZD400,000,000 7.25 percent Notes due May 24, 2012 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. London time on May 24, 2007 (the "Settlement Date"), at an aggregate purchase price of NZD397,860,000 adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and

(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below agree to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 99.465 percent of the NZD400,000,000 aggregate principal amount (NZD397,860,000), less a combined management fee and underwriting commission of 0.20 percent of the aggregate principal amount (NZD800,000), giving a total net proceeds amount of NZD397,060,000.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (NZD$)
Royal Bank of Canada Europe Limited	370,000,000
ABN AMRO Bank N.V.	5,000,000
Australia and New Zealand Banking Group Limited	5,000,000
Deutsche Bank AG, London Branch	5,000,000
KBC Bank NV	5,000,000
The Toronto-Dominion Bank	5,000,000
UBS Limited	5,000,000

2. Payment for the Notes shall be made on the Settlement Date by Royal Bank of Canada Europe Limited on behalf of the Managers to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Royal Bank of Canada Europe Limited as Stabilizing Manager with respect to this issue of Notes.

4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Capital Markets Division
Telephone: 202-623-2441
Facsimile: 202-623-3388

FOR THE MANAGERS:

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
Attention: Bond Origination and Syndicate Desk
Telephone: +44 207 029 7031
Facsimile: +44 207 029 7927

7. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are

exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1993, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that (A) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (B) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that no prospectus, investment statement or other disclosure document in respect of the Notes has been, nor will be, registered or prepared under, or for the purposes of, the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes may not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in all circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the New Zealand Securities Regulations 1983 and any other applicable laws.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ROYAL BANK OF CANADA EUROPE LIMITED

on behalf of

Royal Bank of Canada Europe Limited
ABN AMRO Bank N.V.
Australia and New Zealand Banking Group Limited
Deutsche Bank AG, London Branch
KBC Bank NV
The Toronto-Dominion Bank
UBS Limited

(the "Managers")

By: ______________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: John R. Hauge
Title: Finance Manager

DC_LAN01:221279

END